Exhibit 99.1

<u>JOINT FILING AGREEMENT</u>

The undersigned, being duly authorized thereunder, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated: September 4, 2025

KHOSLA VENTURES SEED B, L.P.

By: Khosla Ventures Seed Associates B, LLC, a
    Delaware limited liability company and general
    partner of Khosla Ventures Seed B, LP

By: /s/ Vinod Khosla
    Vinod Khosla, Managing Member

KHOSLA VENTURES SEED B (CF), L.P.

By: Khosla Ventures Seed Associates B, LLC, a
    Delaware limited liability company and general
    partner of Khosla Ventures Seed B (CF), LP

By: /s/ Vinod Khosla
    Vinod Khosla, Managing Member

**KHOSLA VENTURES SEED
ASSOCIATES B, LLC**

By: /s/ Vinod Khosla
    Vinod Khosla, Managing Member

KHOSLA VENTURES V, L.P.

By: Khosla Ventures Associates V, LLC, a
    Delaware limited liability company and
    general partner of Khosla Ventures V, LP

By: /s/ Vinod Khosla
    Vinod Khosla, Managing Member

KHOSLA VENTURES ASSOCIATES V, LLC

By: /s/ Vinod Khosla
    Vinod Khosla, Managing Member

VK SERVICES, LLC

By: /s/ Vinod Khosla
     Vinod Khosla, Manager

/s/ Vinod Khosla
Vinod Khosla